[Letterhead of Lawrence W. Taggart]

August  30,  2001


Mr.  Harrison  A.  McCoy  III
Executive  Vice  President
Board  of  Directors
Southern  States  Power  Company,  Inc.
3400  Inland  Empire  Blvd.,  Ste.  101
Ontario,  California  91764


     Re:  Letter  of  Resignation

Dear  Sirs,

     After careful consideration and conditioned upon acceptance by the Company of the modification and understanding attached to this letter, I herewith submit and tender my resignation as President, CEO and a Director of Southern States Power Company, Inc. effective on the 1st day of September, 2001. It is strictly for personal reasons and other commitments that I find it appropriate to tender this resignation.

     I have thoroughly enjoyed my tenure these past few years as the Chief Executive Officer of the Company, and working with all of you in your individual and corporate capacities. I feel the Company has made great strides over the past year, and without all of you pitching together as a team, this simply would not have happened.

     I also feel that the future opportunities for the Company abound, and understand that I will continue to assist as a legal and business advisor to the Company. In this capacity I will continue to represent the best interests of the Company, and will contribute in all ways possible to continue to make it grow and succeed.

     Please continue to work aggressively as a team, and when times seem tough, remember all of the times and circumstances that we have survived to get the Company to the level that it is today. Thank you also for your support and vote of confidence these past months. I will do likewise in my new capacity and role.

                                                     Very  truly  yours,

                                                     /s/  Lawrence  W.  Taggart
                                                     Lawrence  W.  Taggart